UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Antares Private Credit Fund

(Name of Issuer)

Antares Private Credit Fund
(Name of Person(s) Filing Statement)

Class I Shares of Beneficial Interest
(Title of Class of Securities)

0366433029
(CUSIP Number of class of securities)

Malvika Gupta

Antares Capital Credit Advisers LLC

320 South Canal Street, Ste 4200

Chicago, IL 60606

(Name, Address and Telephone No. of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William Bielefeld, Esq.

Nadeea Zakaria, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

August 14, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Antares Private Credit Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 320 South Canal Street, Ste 4200, Chicago, IL 60606 and the telephone number is 312-638-4119.

(b)	The titles of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest (“Shares”) or portions thereof. As of the close of business on June 30, 2026, there were 32,904,581 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 1,645,229 Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of June 30, 2026. As of June 30, 2026, there were no Class S common shares of beneficial interest or Class D common shares of beneficial interest of the Company outstanding.

(c)	Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Antares Capital Credit Advisers LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 320 South Canal Street, Ste 4200, Chicago, IL 60606 and its telephone number is 312-638-4119. The members of the Fund’s Board of Trustees (the “Board”) are Vivek Mathew, Tyler Lindblad, Susan Bassett, Neil Rudd and Chen Yi (Jean) Hsu (each, a “Trustee”). Vivek Mathew is the Chief Executive Officer, Tyler Lindblad is a Vice President, Thomas Sweeney is the Chief Financial Officer and Principal Accounting Officer, Steve Rubinstein is a Vice President, Malvika Gupta is the Chief Compliance Officer, Michael Reardon is the Treasurer and Andrew Packer is the Corporate Secretary. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)(i)	Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 1,645,229 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on September 11, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The purchase price of a Share (or portion thereof) tendered will be its net asset value as of September 30, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for the Shareholder by U.S. Bancorp Fund Services LLC, the Fund’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii)	The Offer is scheduled to expire on September 11, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to the Transfer Agent). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a) (2)	Not applicable.

(b)	Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(e)	The Fund’s Prospectus dated April 30, 2026, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of this Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of June 30, 2026, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
CPPIB Credit BDC Canada Inc.	10,000,000	30.4%

None of the person(s) listed above intends to tender any of his, her or its Shares in the Offer. The address for CPPIB Credit BDC Canada Inc. is One Queen Street East, Suite 2500, Toronto, Ontario, Canada M5C 2W5. CPPIB Credit BDC Canada Inc. is an affiliate of The Canada Pension Plan Investment Board (“CPPIB”). CPPIB is the ultimate owner of a majority interest in Antares Holdings LP. The Adviser is a wholly-owned subsidiary of Antares Capital LP, which is an indirect subsidiary of Antares Capital Management LLC.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has issued to the Adviser, Trustees, officers and/or affiliates of the Fund an aggregate of approximately 0 shares, including the net impact of shares issued pursuant to the Fund’s dividend reinvestment plan, for net proceeds of approximately $0 to the Adviser, any Trustee or officer of the Fund, any person controlling the Fund or the Adviser, or any affiliate of the Fund. There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, any Trustee or executive officer of the Fund, any person controlling the Fund or the Adviser, or any affiliate of the Fund.

Item	9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item	10. Financial Statements.

(a)	The audited annual financial statements of the Fund dated December 31, 2025 and unaudited financial statements of the fund dated June 30, 2026 filed with the SEC on EDGAR on March 19, 2026 and August 13, 2026, respectively, are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item	11. Additional Information.

(a)(1)	None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item	12. Exhibits.

(a)(1) (i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Form of Letter of Transmittal.

(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(v)	Form of Promissory Note.

(vi)	Form of Notice of Withdrawal of Tender.

(a)(2)-(4)	Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARES PRIVATE CREDIT FUND

By:	/s/ Thomas Sweeney
Name:	Thomas Sweeney
Title:	Chief Financial Officer and Principal Accounting Officer

Dated: August 14, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)	Form of Promissory Note.
(a)(1)(vi)	Form of Notice of Withdrawal of Tender.
107	Filing Fee Table.